

EXHIBIT F:
RAISE VIDEO TRANSCRIPT



**Intro:**

MW:
Hi I'm Michael. This all started with my cousin, who like many 3rd graders, hated to read. When he was 10 years old, he would call me on the phone from California to do his reading assignments, by order of his mother. After one session, I could hear that my cousin wasn't putting any of what he was reading aloud into his head, and instead, was just ready to get over it.

Having just come home from college where I worked at Disneyland and just learned about VR, I realized, "Wow, there's a really cool way we can help kids like Sommari jump into the pages of their favorite books and love reading again."

MW:
While most VR requires very costly setups (between $500 and up to $3000), Peeka VR experiences uses just a smartphone and a simple cardboard or plastic VR headset.

[clip of Rockhound VR experience]

Alex:
On the Peeka mobile app, which is now live on the iOS and Google Play app stores, parents can download our app, buy tokens and allow their kids to spend those tokens to experience our VR books. Average rental period for any of our experiences costs less than $1. For parents who want to buy the experience outright, they can, by purchasing the book with a set amount of tokens, where it will be stored in their account forever.

Hunter:
Content licenses gives kids unlimited access to our content for an agreed amount of time. These hardware kits consist of headsets, kid-friendly headphones and iPhones from Peeka.

Additionally, to enjoy VR experiences without needing expensive computer-powered headsets, schools buy hardware kits consisting of headsets, kid-friendly headphones and iPhones for easily accessible VR action.

We are currently launched in multiple school districts around the nation, from South Carolina to Idaho and even in our own backyard in Seattle.

[footage of Peeka being used around the nation]

This hardware kits drives VR adoption in schools, and shows kids the world of possibilities with virtual reality.

**The Sell:**

Hunter:
From Peeka's studios in Seattle, WA, where our team of content developers and animators resides, it's safe to say, we're excited to get to work.


Alex:
We're giving you an opportunity to join us, and help us fill out the first 10 books on the Peeka library, and even be in the book yourself.

Hunter:
So join us! Get some tokens.

Alex:
Get a headset!

[shots of kids doing peeka in different places]

MW:
Are you ready to help us make reading fun again?

All:
It's Peeka time.